EXHIBIT 11


                          TREASURY INTERNATIONAL, INC.

                     COMPUTATION OF EARNINGS/LOSS PER SHARE

                             AS OF OCTOBER 31, 1996



AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       $13,973,690

NET INCOME (LOSS)                                                 $  (571,917)

NET INCOME (LOSS) PER COMMON SHARE                                $  (   0.04)






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